SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                LIBERTE INVESTORS
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    530152107
- --------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                                 with a copy to:
Jeffrey S. Halis                                          Robert G. Minion, Esq.
500 Park Avenue                                       Lowenstein, Sandler, Kohl,
Fifth Floor                                                Fisher & Boylan, P.C.
New York, New York  10022                                   65 Livingston Avenue
(212) 486-4794                                       Roseland, New Jersey  07068
                                                                  (201) 992-8700
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 16, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.|_|

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

              Jeffrey S. Halis ###-##-####

     2)  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable

    3)   SEC Use Only

    4)   Source of Funds (See Instructions):  WC

    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                 Not Applicable

    6)   Citizenship or Place of Organization:

                                  United States

         Number of                7) Sole Voting Power:                 597,400*
                                    --------------------------------------------
         Shares Beneficially      8) Shared Voting Power:                      0
                                     -------------------------------------------
         Owned by
         Each Reporting           9) Sole Dispositive Power:            597,400*
                                    --------------------------------------------
           Person With:          10) Shared Dispositive Power:                 0
                                     -------------------------------------------


    11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

          597,400*

    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                   Not Applicable

    13)  Percent of Class Represented by Amount in Row
              (11):      2.9%*

    14)  Type of Reporting Person (See Instructions):       IA, IN


* 531,000 shares (2.6%) of Liberte Investors common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership. 66,400 shares (0.3%) of Liberte Investors common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P. and Madison Avenue Partners, L.P., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by each of Tyndall Partners, L.P. and Madison Avenue Partners, L.P., respectively. See
         Item 5 for further information on the computation of percentages set forth herein.

Item 5.           Interest in Securities of the Issuer.

                  Based upon information provided by management of Liberte Investors, as of August 16, 1996 there were issued and outstanding 20,256,097 shares of common stock of Liberte Investors. As of August 16, 1996, Tyndall Partners, L.P. owned 531,000 of such shares, or 2.9% of those outstanding, and Madison Avenue Partners, L.P. owned 66,400 of such shares, or 0.3% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Liberte Investors owned by each of Tyndall Partners, L.P. and Madison Avenue Partners, L.P. The following table details the transactions by each of Tyndall Partners, L.P. and Madison Avenue Partners, L.P. in shares of common stock of Liberte Investors during the past sixty days:

                            A. Tyndall Partners, L.P.

      Date                          Quantity                               Price

                                   (Purchases)

                                      NONE

                                     (Sales)

    August 15, 1996                   2,400                                $4.00
    August 16, 1996                  15,100                                $4.00

                        B. Madison Avenue Partners, L.P.

      Date                           Quantity                              Price

                                   (Purchases)

                                      NONE

                                     (Sales)

    August 16, 1996                    2,500                               $4.00


         As of August 16, 1996, Jeffrey S. Halis ceased to be the beneficial owner of more than five percent of the common stock of Liberte Investors.

                                    Signature

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                       August 30, 1996


                                       /s/ Jeffrey S. Halis
                                       _________________________________________
                                       Jeffrey  S.  Halis, as a  general partner
                                       of  Halo Capital  Partners,  L.P.,   the
                                       general  partner  of  each  of   Tyndall
                                       Partners,   L.P.  and   Madison    Avenue
                                       Partners, L.P.

ATTENTION:  INTENTIONAL   MISSTATEMENTS   OR  OMISSIONS   OF   FACT   CONSTITUTE
FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).